SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS (“Company”), in addition to the Notice to Shareholders disclosed on April 6 and 10, 2018, hereby informs its shareholders and the market in general that, pursuant to Federal Law 13,303/16 ("State-Owned Companies Law"), regulated by Decree 8,945/16, the indication of Mr. ANDRÉ EDUARDO DANTAS, presented at the request of minority shareholders GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, HAGOP GUEREKMEZIAN, HAGOP GUEREKMEZIAN FILHO, REGINA NIETO MOTTA GUEREKMEZIAN and KAROLINE GUEREKMEZIAN (herein refered to as “Shareholders”), pursuant to CVM Instruction 481/09 and 561/15, regarding the candidate for alternate member of the Fiscal Council of Eletrobras, was approved by the Management, Personnel and Eligibility Committee of the Company, responsible for verifying, in relation to each of the candidates, compliance with the aforementioned eligibility requirements listed in the aforementioned law and decree.

However, in relation to Mr. ANDRÉ EDUARDO DANTAS, it was verified by the aforementioned Committee that he already is member of the Fiscal Council at AES Tietê, a potential competitor of Eletrobras. Thus, the Committee understands that the provisions of article 147, paragraph 3, item II, c/c Article 162, paragraph 2 of Law 6,404/76. The aforementioned impediment will be assessed in advance by the Shareholders' Meeting, in order to evaluate the possibility of dismissing it from the fulfillment of such requirement.

Rio de Janeiro, April 24, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.